The First, a National Banking Association
                                                                  DeeDee Lowery, CPA
                                                                  Executive Vice President and Chief Financial Officer

                                                                  6480 US Highway 98 West
                                                                  P.O. Box 15549
                                                                  Hattiesburg, MS 39404-5549

                                                                  Phone: (601) 450-8888
                                                                  Direct Line: (601) 705-1141
                                                                  Fax: (601) 450-2517
                                                                  Email:  dlowery@thefirstbank.com

                                                                  www. TheFirstBank.com

May 8, 2009

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      The First Bancshares, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2008
         Filed March 31, 2009
         File No. 000-22507

The First Bancshares, Inc. (the "Company"), hereby transmits for filing the Company's responses to comments of the Staff contained in the letter from Amit Pande to the undersigned dated April 17, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.  In all future filings of the Form 10-K, the company will remove references to considering future events and conditions in determining our allowance for loan loss.

2.  In all future filings of the Form 10-K, the company will present all of the disclosures required by Items III and IV of Industry Guide 3 for the past five years except restructured debt.  See prior response to you regarding restructured debt.

3.  The mutual fund investment held on 12/31/08 was the AMF Ultra-Short Mortgage Fund.  The Fund seeks to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.  On 7/11/08, the Fund was downgraded from "AAAf/S1" to "AF/S1" by Standard & Poor's; at that time, the
Fund's adviser decided to cease paying for a rating, and the Fund is thus currently non-rated.

Our cost basis in the Fund is $9.60 per share, and the market value of the Fund on 12/31/08 was $7.30 per share.
The Fund last traded at $9.60 on 3/4/08, prior to the overall disruption in the credit markets due to the collapse of Bear Stearns.  The subsequent spread widening, particularly in the mortgage markets, led to a decline in the net asset value of the Fund.  The magnitude of the decline in the Fund's net asset value is directly related to non-entity specific credit market volatility and spread disruptions.

Although the Fund's securities mix varies over time, approximately 70% of the Fund's net assets are comprised of
U.S. Government and U.S. Agency securities; of the remaining 30% only 6.1% is comprised of non-investment grade securities.  As per the attached Exhibit I, there were no material credit-related events impacting the Fund as of
12/31/08.

Management has both the intent and ability to hold the Fund for a period of time sufficient to allow for the anticipated recovery of our cost basis in this investment.  Given material near-term uncertainties in the credit, housing, macroeconomic and commercial banking environments, our currently anticipated recovery period is 2-5 years, corresponding to anticipated spread "normalization" in the overall credit markets.  The 12/31/08 market value of the Fund represents only 1.2% of our total securities portfolio and 0.25% of our total assets.  Even under extreme stress, we do not forecast the potential for liquification of the overall securities portfolio getting to a point that this small portion of the portfolio will be needed to cover extraordinary liquidity needs.

                                                     Exhibit I
                                   AMF Ultra Short Mortgage Fund Credit Analysis

The purpose of this analysis is to determine the effect on the overall Fund of certain assumptions regarding losses on non-investment grade Fund holdings as of 12/31/08.  The data itself is sourced from CDR / Loss tables created using Intex modeling software.

The CUSIPs chosen were the securities that were rated below investment grade on 12/31/08.  The method for evaluation was to take the sum product of the securities, weighted by their percentage of Fund value and the estimated loss, as read from the Intex tables.  In order to perform this analysis, two variable assumptions were made.

The first variable that is assumed is the CDR (Conditional Default Rate).  CDR is an assumption about how much of the outstanding balance of the pool will default annually until the pool is paid off.  Assuming that this were a single vintage mortgage pool, the CDR predictions would be highly subjective, with unstated assumptions about underwriting quality, future house prices, unemployment rates, refinancing opportunities, etc.  In this case, the
Fund is a pool of pools, and furthermore, it is a dynamic, managed pool of pools with CUSIPs entering and exiting the fund over time.  According to a special report entitiled "Subprime RMBS Loss Projection Update:  September
2008", published by Moody's Investors Service, the Total Projected Loss for subprime pools with vintages between
H2 2005 and H1 2007 is projected to average 21%.  Using this data and the knowledge that the pools within the
Fund were not original subprime issues, CDRs of 1% and 2.5% were chosen (equivalent to approximately 30% to 60%
Total Loss over the life of the Fund for the pools considered).

The second variable that is assumed is the Loss Severity.  Loss Severity is defined as the actual loss incurred when a defaulted loan is liquidated, e.g., if a property is liquidated for $60,000 and the outstanding loan is
$100,000, the Loss Severity is 40%.  For the purposes of this analysis, a 40% Loss Severity assumption was made for both CDRs tested.

The resulting analysis finds that the overall Fund would lose between 0.03% (1% CDR / 40% Loss Severity) to 0.20%
(2.5% CDR / 40% Loss Severity) if the assumptions proved valid.  The relatively low total loss numbers shown are due to the relatively small percentage of the Fund that is below investment grade.

4.  Each quarter, the company reviews its investment portfolio to determine whether unrealized losses are temporary, based on an evaluation of the creditworthiness of the issuers/guarantors as well as the underlying collateral, if applicable, and the continuing performance of the securities.  Management also evaluates other facts and circumstances that may be indicative of an other-than-temporary impairment condition.

After a full review of all investment debt securities, taking into consideration current economic conditions, adverse situations that might affect our ability to fully collect interest and principal, the timing of future payments, the credit quality and performance of the underlying collateral, if any, the type of security, the length of time and extent to which fair value has been less than cost, credit ratings and credit-rating methodologies, and other relevant factors, management considered the aggregate decline in fair value of its securities holdings and the resulting gross unrealized losses of $1.9 million related to 73 securities at
December 31, 2008 to be temporary and not the result of any material changes in the credit characteristics of the securities.  Management continues to believe that it is probable that we will collect all principal and interest according to underlying contractual terms, and has the ability and the intent to hold the securities until recovery in market value.

At 12/31/08, the company held one mutual fund in its investment portfolio with a carrying value of $1,208,474 and a fair market value of $958,673.  The mutual fund had been in an unrealized loss position for approximately ten months due to dislocations in the overall credit and mortgage markets.  The fund's average credit quality rating was "AA".  Approximately 6.2% of the fund's underlying collateral was rated below investment grade as of
12/31/08.  After performing a detailed credit analysis of the underlying collateral of the fund, including stress testing utilizing a range of conditional default rate and loss severity assumptions, as well as considering the type of security and the length of time and extent to which the fair value had been less than cost, management concluded that the fund holding was not other-than-temporarily impaired as of 12/31/08.  Management has the ability and intent to hold this security until its currently anticipated recovery period of 2-5 years.

5.  An amended Form 10-K for December 31, 2008 has been submitted and was accepted on May 7, 2009.

In connection with responding to your comments, the company is acknowledging that:
     o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you need anything else.

Sincerely,

/s/ DeeDee Lowery
-----------------------------
DeeDee Lowery
EVP & CFO